14047539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37601

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Washington DC
189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFunds Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 Wisconsin Ave, Suite 1000E
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerry Moore 240-497-6480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1676 International Drive	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gD 3/13/14

gD 3/18/14

OATH OR AFFIRMATION

I, Kerry Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFunds Distributors, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

A. MICHELLE SINGLETON
Notary Public-Maryland
Montgomery County
My Commission Expires
June 16, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Table of Contents

KPMG

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
ProFunds Distributors, Inc.:

We have audited the accompanying financial statements of ProFunds Distributors, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of ProFunds Distributors, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 14 and 15 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 14 and 15 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

McLean, VA
February 28, 2014

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	5,171,482
Prepaid expenses		342,167
Distribution fees receivable		230,567
Distribution related fees receivable		40,028
Receivable from affiliates		40,247
Equipment (net of accumulated depreciation of $62,350)		93,872
Other assets		96,379
Net deferred tax asset		361,833
Total assets	$	6,376,575

Liabilities and Stockholder's equity

Liabilities:		
Accrued distribution related expenses	$	530,774
Distribution fees payable		230,567
Payable to affiliate		26,948
Other accounts payable and accrued expenses		3,362,462
Total liabilities		4,150,751
Stockholder's equity:		
Common stock – $1 par value; 1,000 shares authorized; 820 shares issued and outstanding		820
Capital in excess of par value		2,894,652
Retained deficit		(669,648)
Total stockholder's equity		2,225,824
Total liabilities and stockholder's equity	$	6,376,575

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Operations

Year ended December 31, 2013

Revenue:		
Distribution service fees	$	13,406,926
Distribution and distribution related fees		2,566,082
Interest & other income		18,451
Total revenues		15,991,459
Expenses:		
Compensation and benefits		9,739,458
Distribution and distribution related expenses		2,566,082
Fund marketing and promotion		1,488,658
Communications and technology		879,958
Occupancy		526,427
Professional fees		242,716
Licenses and fees		88,641
Other expenses		671,223
Total expenses		16,203,163
Loss before income tax expense		(211,704)
Income tax benefit		151
Net loss	$	(211,553)

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2013

		Common stock	Capital in excess of par value	Retained deficit	Total stockholder's equity
Balances at December 31, 2012	$	820	2,294,652	(458,095)	1,837,377
Capital Contribution		—	600,000	—	600,000
Net loss for the year ended December 31, 2013		—	—	(211,553)	(211,553)
Balances at December 31, 2013	$	820	2,894,652	(669,648)	2,225,824

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(211,553)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		30,465
Loss on disposals of assets		512
Deferred income taxes		(202,000)
Increase in distribution fees receivable		(107,008)
Increase in distribution related fees receivable		(4,829)
Increase in prepaid expenses		(67,156)
Decrease in receivable from affiliates		4,529
Decrease in other assets		618
Increase in accrued distribution related expenses		41,178
Increase in distribution fees payable		107,008
Decrease in payable to affiliate		(68,029)
Increase in other accounts payable and accrued expenses		1,328,730
Net cash provided by operating activities		852,465
Cash flows from investing activities-		
Purchases of equipment		(22,582)
Cash flows from financing activities-		
Capital contribution		600,000
Net increase in cash		1,429,883
Cash:		
Beginning of year		3,741,599
End of year	$	5,171,482
Supplemental disclosure of cash flow information:		
Income taxes paid	$	262,449

See accompanying notes to financial statements.

(1) Organization

ProFunds Distributors, Inc. (the Company) is a wholly owned subsidiary of ProFund Advisors LLC (PFA). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

Effective February 29, 2008, PFA acquired the outstanding common stock of the Company under a Stock Purchase Agreement among the Company, PFA and Citi Investor Services, Inc., the former sole stockholder and a wholly owned subsidiary of Citibank, N.A.

The Company serves as distributor and underwriter for the mutual funds in the ProFunds and Access One Trusts (the Funds). A portion of the Company's revenues are earned from the Funds from the sale of the Funds' shares and from income received under a third party marketing agreement as described in note 2, The Company also provides distribution, shareholder and wholesaling support to PFA, ProShare Advisors LLC (PSA) and ProShare Capital Management LLC (PCM).

(2) Summary of Significant Accounting Policies

(a) Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash

The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

(c) Revenue Recognition

Distribution fees represent 12b-1 and shareholder servicing fees paid by the Funds pursuant to Distribution Agreements between the Funds and the Company. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly. During the year, the Company recorded $2,207,793 of revenues earned from the Funds and $2,207,793 of associated marketing/advertising/distribution related expenses.

The Company has an agreement with a third party asset manager of an investment vehicle in which the Money Market ProFund invests. Under this agreement, the third party provides funding for marketing, advertising and distribution related activities of the Money Market ProFund and other ProFunds. During the year, the Company recorded $358,289 of revenues

earned from the third party and $358,289 of associated marketing/advertising/distribution related expenses. These amounts are reflected in the statement of operations as distribution and distribution related fees and distribution and distribution related expenses, respectively.

Pursuant to a Distribution Services Agreement between the Company, PFA, PSA and PCM, distribution service fees are fees earned from PFA, PSA and PCM for distribution, shareholder and wholesaling support. These fees are billed and earned monthly. The fees contain a fixed monthly amount plus a variable portion for total costs directly incurred by the Company for services provided under the Distribution Services Agreement.

(d) Distribution and Distribution Related Expenses

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Distribution Agreements. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution and Service Plan. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses. Upon cessation of the Company any unused distribution and distribution related expenses would be paid to the Funds or third party asset manager.

(e) Phantom Share Plan

Certain employees of the Company participate in a Phantom Share Plan (the Plan) established by PFA. Under the Plan, participants are entitled to a cash benefit equal to the Plan's phantom share value, which is determined by PFA based on a predetermined formula pursuant to the Plan document. Awards issued under the Plan are subject to a three or five year vesting schedule. There are 2,500,000 phantom share units authorized under the Plan.

As a liability classified award, compensation expense related to the Plan is measured ratably over the requisite service period of the awards based on the phantom share value as of each reporting date, pursuant to a predetermined formula in the Plan's documents. As permitted for liability classified awards for nonpublic entities, obligations under the Plan are measured using the intrinsic value of the awards.

A summary of the status of the phantom shares related to the Company as of December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

	Awards		Weighted average grant date share value
Balances at December 31, 2012	18,029	$	32.65
Granted	18,511		26.19
Exercised	—		—
Forfeited	—		—
Balances at December 31, 2013	36,540	$	29.38

At December 31, 2013, none of the awards owned by the Company's employees are fully vested. The Company recognized compensation expense of $311,889 related to the Plan during 2013. At December 31, 2013 the amount of accrued but unpaid was $446,467 and is included in other accounts payable and accrued expenses. As of December 31, 2013, approximately $598,818 of the awards related to the Company are nonvested and not yet recognized. The weighted average period that these awards are expected to be recognized over is one to four years.

(f) ***Phantom Share Appreciation Rights Plan***

Certain employees of the Company participate in a Phantom Share Appreciation Rights Plan (the PSAR Plan) established by PSA. Under the PSAR Plan, participants are entitled to a cash benefit equal to the PSAR Plan over the base value, which is determined by PSA based on a predetermined formula pursuant to the PSAR Plan document. There are 2,500,000 PSAR units authorized.

Compensation expense is measured at the reporting date as the increase in the PSAR value over the target value, as determined by a predetermined formula and vesting schedules of the awards. Awards under the PSAR plan vest in five years with one-third vesting in each of the last three years of each employee's award. As permitted for liability classified awards for nonpublic entities, obligations under the PSAR Plan are measured using the intrinsic value of the awards.

(Continued)

A summary of the status of the PSAR shares related to the Company as of December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

	Awards		Weighted average grant date share value
Balances at December 31, 2012	236,610	$	28.89
Granted	—		—
Exercised	—		—
Forfeited	—		—
Balances at December 31, 2013	236,610	$	28.89

At December 31, 2013, none of the awards owned by the Company's employees are fully vested. No compensation expense related to the PSAR Plan was recorded during 2013 as the achievement of the performance condition is not deemed to be probable.

(g) Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation is charged to operations over the estimated lives of the equipment, ranging from 3 to 7 years, utilizing the straight-line method.

(h) Income Taxes

The Company files its own U.S. federal and applicable state income tax returns and calculates income tax expense as a standalone entity. The 2009 U.S. federal return was examined by the Internal Revenue Service and such examination resulted in no adjustments. The 2010, 2011, 2012, and 2013 tax years generally remain subject to examination by U.S. federal authorities and the 2009 through 2013 tax years remain subject to examination by most state tax authorities.

The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse. At December 31, 2013, the Company has a net deferred tax asset of $361,833 with no valuation allowance, due to temporary differences arising from the timing of recognition of certain income and expenses between financial reporting and income tax purposes. The net deferred tax asset consists of a deferred tax asset of $413,477 and a deferred tax liability of $51,644. Temporary differences principally relate to accrued compensation items and fixed assets. Deferred tax benefit or expense is recognized in the statement of operations for changes in

(Continued)

deferred tax assets and liabilities between years. Income tax benefit for the year ended December 31, 2013 of ($151) consists of current tax expense of $201,849 and a deferred tax benefit of $202,000. Income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 34% to pretax income principally as a result of permanent differences, state taxes, net of the federal benefit, and certain other adjustments. There are no net operating loss carryforwards to offset future years' taxable income.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. Management has concluded there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2013.

(3) Related Party Transactions

As previously described, the Company derives a majority of its revenues from affiliated entities, primarily distribution fees from the Funds and distribution service fees from PFA, PSA and PCM.

The Company has an Expense Sharing Agreement with PFA pursuant to which PFA provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. PFA charges the Company administrative service fees for these services designed to cover the costs of providing such services. The administrative service fees charged by PFA amounted to $1,596,000 for the year ended December 31, 2013 and are included in compensation and benefits expenses, occupancy expenses, professional fees expenses, and other expenses. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

(4) Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company had net capital under the Rule of $1,235,218, which was $958,501 in excess of its minimum required net capital of $276,717. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 3.36 to 1.

(5) Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under subparagraph (k)(1) as all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

(6) Contracts

The Company has Distribution Agreements with the Funds under which it provides distribution services. The Distribution Agreements continue in effect until terminated by either party. The Company receives commissions on sales of certain new shares of the Funds and 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees or commissions) as outlined in their respective agreements.

The Company also has a Compliance Consulting Services Agreement with Foreside Distributors, LLC (Foreside) for which Foreside performs certain compliance services on an outsourced basis. The agreement contains a fixed monthly fee and is in effect until termination by either party.

(7) Lease Obligations

The Company leases office facilities in New York City. The New York City lease expires in June 2014. The future minimum lease payments under this lease for 2014 are $105,569. The Company recorded rent expense of $178,256 during 2013.

(8) Employee Benefit Plan

The Company contributed to a qualified 401(k) plan (the 401(k) Plan) during the year, for the benefit of eligible employees of the Company. The eligible employees may elect to defer a portion of their compensation and the Company will make matching contributions as described in the 401(k) Plan. Matching contributions charged to expense were $119,971 for the year ended December 31, 2013.

(9) Indemnifications

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's maximum exposure under these contracts is not currently know, as any such exposure would be based on future claims which could be made against the Company. Management is not currently aware of any such pending claims and expects the risk of any future material obligation under these indemnifications to be remote.

(Continued)

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Notes to Financial Statements

December 31, 2013

(10) Subsequent Events

Management has evaluated subsequent events through February 28, 2014, the date at which the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Supplementary Information

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2013

Total stockholder's equity			$	2,225,824
Deductions for nonallowable assets:				
Prepaid expenses	$	342,167		
Distribution fees receivable		16,080		
Distribution related fees receivable		40,028		
Receivable from affiliates		40,247		
Equipment		93,872		
Other assets		96,379		
Net deferred tax asset		361,833		
				990,606
Net capital				1,235,218
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000)				276,717
Excess net capital			$	958,501
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			$	820,144
Total aggregate indebtedness (total liabilities)				4,150,751
Percentage of aggregate indebtedness to net capital				336%

Statement Pursuant to Paragraph (d) of Rule 17a-5:
There are no material differences between the computation above and the computation included in the amended filing of the December 31, 2013 Unaudited FOCUS Report, Form X-17A-5, Part IIA.

See accompanying independent auditors' report on internal control.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3

December 31, 2013

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Report of Independent Registered Public Accounting Firm

on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17A-5)

Year ended December 31, 2013

KPMG LLP
1676 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholder of
ProFunds Distributors, Inc.:

In planning and performing our audit of the financial statements of ProFunds Distributors, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

McLean, VA
February 28, 2014